中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

SINGAPORE

From Secretary's Office: 47 Hill Stree
Chinese Chamber of Commerce & Indust
Singapore 179365
Tel No.: 6837 2133 Fax No

04045229

82-4033

Our Ref: C200/SEC/LK/JL

Exemption No. 33-91910

22 September 2004

SUPPL

RECEIVED
2004 OCT -1 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs Investment

COSCO ~~CORPORATION~~ (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"): -

Date of Announcement	Description of Announcement
15 September 2004	Proposed Acquisition of 51% interest in the Registered Capital of Cosco Shipyard Group Co., Ltd.

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

encs

c.c. Mr Ji Haisheng (Fax No. 63361217, letter only)

10/1

Cosco
16/09/2004 06:21

To: SESPRESS, SESSUB
cc: Cosco/X1J0000/LST/MASNET/SG@MASNET
Subject: REPEAT RELEASE OF MASNET ANNOUNCEMENT NO.54 OF 15/09/2004 - PROPOSED ACQUISITION OF 51.0% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD.

There is an announcement from COSCO CORPORATION (SINGAPORE) LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

COSCO CORPORATION (SINGAPORE) LIMITED

REPEAT RELEASE OF MASNET ANNOUNCEMENT NO.54 OF 15/09/2004 - PROPOSED ACQUISITION OF 51.0% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD.

Proposed Acquisition.pdf

Submitted by MR JI HAI SHENG, PRESIDENT on 16/09/2004 to the SGX

COSCO CORPORATION (SINGAPORE) LIMITED

PROPOSED ACQUISITION OF 51.0% INTEREST IN THE REGISTERED CAPITAL OF COSCO SHIPYARD GROUP CO., LTD.

1. INTRODUCTION

The Board of Directors of Cosco Corporation (Singapore) Limited (the "Company") wishes to announce that the Company has entered into a conditional acquisition agreement (the "Acquisition Agreement") on 11 September 2004 with China Ocean Shipping (Group) Company ("Cosco Group"), Guangzhou Ocean Shipping Company ("Cosco Guangzhou"), Shanghai Ocean Shipping Company ("Cosco Shanghai") and Tianjin Ocean Shipping Company ("Cosco Tianjin") (collectively referred to as the "Vendors") for the acquisition (the "Proposed Acquisition") of an aggregate of 51.0% interest in the registered capital ("Interest") in Cosco Shipyard Group Co., Ltd ("CSG").

The Vendors are the legal, beneficial and registered owner of the following Interests in CSG: Cosco Group (81.11%), Cosco Guangzhou (8.18%), Cosco Shanghai (5.71%), Cosco Tianjin (5.00%). Cosco Group, Cosco Guangzhou, Cosco Shanghai and Cosco Tianjin have on 19 July 2004 agreed for SembCorp Marine Ltd ("SembCorp") to invest and acquire 30.0% Interest of CSG ("SembCorp Acquisition").

After the acquisition by SembCorp of the 30.0% Interest in CSG, the Interests of CSG shall be held as follows: Cosco Group (49.52%), Cosco Guangzhou (8.53%), Cosco Shanghai (8.23%), Cosco Tianjin (3.72%) and SembCorp (30.0%).

Pursuant to the Acquisition Agreement, the Company will purchase 49.52%, 0.53%, 0.23% and 0.72% Interests in CSG from Cosco Group, Cosco Guangzhou, Cosco Shanghai and Cosco Tianjin respectively.

On completion of the Proposed Acquisition by the Company pursuant to the Acquisition Agreement ("Completion"), the resultant Interests in CSG will be held by the Company, Cosco Guangzhou, Cosco Shanghai, Cosco Tianjin and Sembcorp in the proportion of 51.0%, 8.0%, 8.0%, 3.0% and 30.0%.

2. DETAILS OF THE PROPOSED ACQUISITION

(A) Purchase Consideration

The total purchase consideration (the "Purchase Consideration") for the 51.0% Interest of Chinese Reminbi ("RMB") 578,000,000 was arrived at on a willing-buyer willing-seller basis taking into consideration, *inter alia*, the appraised value of RMB842,253,290.67 of CSG as at 31 December 2003 reported by an independent valuer appointed by the Company, China Tongcheng Assets Appraisal Co., Ltd ("China Tongcheng") on 20 July 2004, the subsequent capital investment in CSG by SembCorp and asset injection by Cosco Guangzhou and Cosco Shanghai to CSG pursuant to the SembCorp Acquisition.

The Purchase Consideration is payable in cash by the Company to the Vendors in the following manner:

(i) a sum of RMB173,400,000 within 45 days of CSG obtaining the business licence for itself after the Proposed Acquisition;

(ii) a sum of RMB173,400,000 within 6 months of CSG obtaining the business licence for itself after the Proposed Acquisition; and

(iii) the balance sum of RMB231,200,000 within 12 months of CSG obtaining the business licence for itself after the Proposed Acquisition.

The Purchase Consideration is payable in United States Dollar currency (US$), based on the exchange rate (RMB:US$) as quoted by The People's Bank of China on each of the above due dates.

The Company intends to fund the Proposed Acquisition through internal funds and existing banking facilities.

(B) Profit Guarantee

In consideration of the Company's agreeing to invest and acquire the 51.0% Interest in CSG, CSG has given its commitment and guaranteed to the Company that CSG will achieve a net profit after tax of at least RMB200,000,000 based on financial statements for the financial year ending 31 December 2004 which are prepared under accounting regulations in The People's Republic of China ("PRC") and audited by PRC auditors.

(C) Conditions Precedent

Pursuant to the Acquisition Agreement, Completion is conditional upon, *inter alia*:

(i) The Company being reasonably satisfied with the results of its and its representatives' due diligence investigations into the financial, legal, contractual, tax and trading position and prospects of CSG and the title of CSG to its properties and assets;

(ii) The approval of the Company's shareholders in a general meeting of the Company;

(iii) If required, delivery to the Company of a formal waiver by the other shareholders of CSG indicating that they will not exercise their pre-emption rights;

(iv) All other necessary notifications to or consents or approvals of third parties, bankers, financial institutions or governmental or regulatory authorities or competent authorities (including Singapore Exchange Securities Trading Limited ("SGX-ST")) having jurisdiction over the transaction and other matters contemplated therein, are being made or obtained (as the case may be) by the relevant parties; and

(v) The Company obtaining a legal opinion issued by solicitors in PRC ~~The People's Republic of China ("PRC")~~confirming, *inter alia*, that the sale and purchase is valid, binding and enforceable under the laws of PRC.

3. ABOUT CSG

CSG is a leading company in the PRC for ship repair and conversion. It has altogether 14 subsidiaries, and is the biggest ship repair and conversion company in the PRC. CSG has 6 major subsidiary companies strategically located in the most important sites along China's coastal line: Nantong, Dalian, Guangzhou, Shanghai, Xiamen and Zhoushan. Equipped with two largest cape size floating docks in the PRC and four Panamax size docks, CSG has accumulated extensive experiences in the field of ship repair and conversion.

CSG is dedicated to providing ship repair and conversion service in compliance with the high standards of quality and reliability, at internationally competitive prices. To this end, 3 of its shipyards have achieved ISO9002 or ISO9001:2000 Quality Management Certification for their operations.

4. RATIONALE & BENEFIT TO THE COMPANY

(A) Expansion of the Company's core business

The Company has established a strong international presence in the shipping business and is focused on its continual expansion. The Company currently carries on business in three distinct segments, namely, shipping, shipping-related and onshore business. The Directors consider shipping and shipping-relating activities to be the core competencies of the Company and its subsidiaries (collectively, "Group"). The Proposed Acquisition will allow the Company to enlarge its contribution from its core activities, and also to achieve its objectives of expanding its ship repair and conversion business in PRC to complement its shipping and shipping-related activities.

Following the Company's acquisition of 40.0% Interest in Cosco (Dalian) Shipyard Co., Ltd ("CSG Dalian") in 2003 and 50.0% Interest in Cosco (Nantong) Shipyard Co., Ltd ("CSG Nantong") in 2001, the Proposed Acquisition is yet another step in the Company's long-term plans to expand its ship repair and conversion business in the PRC. The Proposed Acquisition will also allow the Company to allocate manpower and technical resources and manage its ship repair and conversion business synergistically.

(B) Growth prospects of the ship repair and conversion industry in the PRC

The PRC has emerged in recent years as a strong contender in the general ship repair market and is likely to emerge as the most important ship repair center in the world.

The competitive advantages of shipyards in the PRC lie in their ability to accomplish tasks such as painting, polishing, replacement of steel structures and other labour intensive jobs at significantly lower costs compared to other countries such as Japan, South Korea and Singapore.

Since 1999, the ship repair industry in the PRC has experienced growth arising from the increase in trade and economic activities, with the combined revenue of the top 10 shipyards reaching RMB 3.69 billion in 2002. It is the belief of the Company that such a growth rate of the ship repair industry in the PRC is sustainable.

(C) CSG is an attractive acquisition target

According to a ranking by China Ship Engineering Association in 2003, CSG Nantong, CSG Dalian and Cosco (Guangzhou) Shipyard Co., Ltd ("CSG Guangzhou") are respectively listed as the 2nd, 3rd and 9th leading ship repair and conversion companies in the PRC in terms of their respective revenue, and 1st, 2nd and 10th in terms of their respective export value. CSG Nantong, CSG Dalian and CSG Guangzhou are also listed as the 5th, 6th and 10th leading ship repair and conversion companies in the PRC in terms of the number of vessels handled by each of them in 2003.

The success of CSG is in part due to the strong management team of CSG which comprises highly experienced and committed industry professionals, all of whom are familiar with the ship repair and conversion industry.

The Directors are of the view that the Proposed Acquisition is in the interest of the Company for the above reasons.

5. FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION

The following financial effects are shown for illustrative purposes only and do not necessarily reflect the actual future financial position and prospects of the Group after the Acquisition.

(a) Financial effects on the Group for 31 December 2003

Net Tangible Assets

The financial effect of the Proposed Acquisition on the net tangible asset ("N TA") per share of the Group, based on the consolidated audited accounts of the Group for the financial year ended 31 December 2003, on a proforma basis (assuming that the Proposed Acquisition had taken place on 31 December 2003) is as follows:

	As at 31 December 2003	
	Before Proposed Acquisition	**After Proposed Acquisition**
NTA (S$'000)	266,621	264,621
NTA per Share (cents)	29.70	29.46

Earnings per Share

The financial effect of the Proposed Acquisition on the earnings per share ("E PS") of the Group, based on the consolidated audited accounts of the Group for the financial year ended 31 December 2003, on a proforma basis (assuming that the Proposed Acquisition had taken place on 1 January 2003) is as follows:

	For FY 2003	
	Before Proposed Acquisition	**After Proposed Acquisition**
Net Profit After Tax attributable to Shareholders of the Company (S$'000) #	24,287	11,538
Basic EPS (cents)#	2.70	1.29
Fully Diluted EPS (cents)	2.69	1.28

: The decrease in the net profit after tax and Basic EPS after the Proposed Acquisition was mainly due to the effect of a one off, non recurring loss on disposal of an associated company that was incurred by CSG in 2003. See note 4 below.

The above financial effects of the Proposed Acquisition are prepared making, inter alia, the following inputs and assumptions:

1. The Group treats CSG as a subsidiary as the Group will have a long term equity interest of 51% and over whose financial and operating policy decisions it has significant control. The net tangible assets and net profit/loss after tax for CSG were based on the unaudited financial statements of CSG which have been adjusted to substantially comply with the accounting principles set out in the Singapore Financial Reporting Standards.

2. NTA is adjusted to exclude minority interest and intangible assets. The decrease in NTA after the Proposed Acquisition is attributed to the estimated expenses of S$2,000,000 to be incurred for the Proposed Acquisition.

3. The NTA per ordinary Share of the Group is calculated based on the number of ordinary shares of S$0.20 each in issue of 898,237,659. There will be no changes in the issued and paid-up capital of the Company arising from the Proposed Acquisition as the Consideration will be satisfied in cash.

4. CSG's loss for F Y 2003 was due mainly to a non-recurring loss of S$33,307,210 on disposal of an associated company. The loss was taken to the reserves under the Chinese accounting regulations but adjusted under Singapore Financial Reporting Standards to the income statement. The decrease in net profit after tax attributable to Shareholders of the Company after the Proposed Acquisition is thus attributed to the share of CSG's loss for F Y 2003, amounting to S$5,654,000, the estimated increase in depreciation costs of S$2,426,000 based on the fair values of the fixed assets acquired, the estimated expenses of S$2,000,000 to be incurred for the Proposed Acquisition and the estimated interest of S$2,669,000 for borrowings that would be taken up to finance the Proposed Acquisition.

5. The basic EPS for the financial year ended 31 December 2003 is calculated by dividing the net profit after tax attributable to Shareholders of the Company by the weighted average number of ordinary shares of S$0.20 each in issue of 899,483,222 which has been adjusted to account for the effect of bonus issue in 2004.

6. The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Convertible Preference Shares (RCCPS) which would dilute the basic earnings per share. The weighted average number of Shares for fully diluted EPS, adjusted for the effect of bonus issue in 2004 is 904,137,965.

7. The following exchange rates have been applied for the computation of the financial effects:

NTA	: RMB4.8670 to S$1
Net profit after tax	: RMB4.5936 to S$1

(b) Financial effects on the Group for the financial period ended 30 June 2004

Net Tangible Assets

The financial effect of the Proposed Acquisition on the net tangible asset ("N TA") per share of the Group, based on the consolidated unaudited accounts of the Group for the 6 month period ended 30 June 2004, on a proforma basis (assuming that the Proposed Acquisition had taken place on 30 June 2004) is as follows:

	As at 30 June 2004	
	Before Proposed Acquisition	**After Proposed Acquisition**
NTA (S$'000)	294,292	292,292
NTA per Share (cents)	27.14	26.95

Earnings per Share

The financial effect of the Proposed Acquisition on the earnings per share ("E PS") of the Group, based on the consolidated unaudited accounts of the Group for the 6 month period ended 30 June 2004, on a proforma basis (assuming that the Proposed Acquisition had been effected on 1 January 2004) is as follows:

	For the financial period ended 30 June 2004	
	Before Proposed Acquisition	**After Proposed Acquisition**
Net Profit After Tax attributable to Shareholders of the Company (S$'000)	30,807	41,057
Basic EPS (cents)	2.85	3.80
Fully Diluted EPS (cents)	2.84	3.79

The above financial effect of the Proposed Acquisition are prepared making, inter alia, the following inputs and assumptions:

1. The Group treats CSG as a subsidiary as the Group will have a long term equity interest of 51% and over whose financial and operating policy decisions it has significant control. The net tangible assets and net profit/loss after tax for CSG were based on the unaudited financial statements of CSG which have been adjusted to substantially comply with the accounting principles set out in the Singapore Financial Reporting Standards.

2. NTA is adjusted to exclude minority interest and intangible assets. The decrease in NTA after the Proposed Acquisition is attributed to the estimated expenses of S$2,000,000 to be incurred for the Proposed Acquisition.

3. The NTA per ordinary Share of the Group is calculated based on the number of ordinary shares of S$0.20 each in issue of 1,084,542. There will be no changes in the issued and paid-up capital of the Company arising from the Proposed Acquisition as the Consideration will be satisfied in cash.

4. The increase in net profit after tax attributable to Shareholders of the Company after the Proposed Acquisition is attributed to the share of CSG's profit f or financial period ended 30

June 2004 amounting to S$13,880,000, offset by the estimated increase in depreciation costs of S$1,142,000 based on the fair values of the fixed assets acquired, the estimated expenses of S$2,000,000 to be incurred for the Proposed Acquisition and the estimated interest of S$488,000 for borrowings that would be taken up to finance the Proposed Acquisition.

5. The basic EPS for the financial period ended 30 June 2004 is calculated by dividing the net profit after tax attributable to Shareholders of the Company by the weighted average number of ordinary shares of S$0.20 each in issue of 1,081,608 which has been adjusted to account for the effect of bonus issue in 2004.

6. The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Convertible Preference Shares (RCCPS) which would dilute the basic earnings per share. The weighted average number of Shares for fully diluted EPS, adjusted for the effect of bonus issue in 2004 is 1,083,618.

7. The following exchange rates have been applied for the computation of the financial effects:

NTA	: RMB4.8077 to S$1
Net profit after tax	: RMB4.8780 to S$1

(c) Share capital

There will be no change in the issued and paid-up capital of the Company arising from the Acquisition as the Consideration will be satisfied in cash.

6. REQUIREMENTS OF THE LISTING MANUAL

(A) Interested Persons Transaction

Pursuant to Chapter 9 of the SGX-ST Listing Manual ("Chapter 9"), the Proposed Acquisition is a transaction with interested persons.

Cosco Group is a controlling shareholder of the Company, holding 597,282,744 shares representing 55.07% of the issued and paid-up share capital of the Company. Additionally, Cosco Guangzhou, Cosco Shanghai and Cosco Tianjin are wholly-owned subsidiaries of Cosco Group and are by definition, associates of Cosco Group. Cosco Group, Cosco Guangzhou, Cosco Shanghai and Cosco Tianjin are therefore interested persons, and the Proposed Acquisition constitutes an interested persons transaction, within the meaning of Chapter 9.

Shareholders' approval for the Proposed Acquisition is required under the SGX-Listing Manual as the Purchase Consideration of RMB578,000,000 (i.e. about S$118,563,000[(1)]) is more than 5% of the Group's latest audited NTA. Based on the Group's audited financial statements for FY2003, its NTA was S$266,621,000.

The Company will seek the approval of the shareholders in a general meeting to be convened to consider and approve the Proposed Acquisition.

The audit committee is obtaining an opinion from PrimePartners Corporate Finance Pte Ltd ("PPCF"), the independent financial adviser appointed in connection with the Proposed Acquisition, before forming its view, which will be announced subsequently.

Additional information and details in connection with the Proposed Acquisition, including the advice of PPCF and the view of the audit committee, will be made available in a circular to be despatched to the shareholders of the Company in due course.

[(1)] Based on the exchange rate of S$1.00 = RMB4.87504 as quoted by Bloomberg on 10 September 2004.

(B) Discloseable Transaction

Pursuant to Chapter 10 of the SGX-ST Listing Manual ("Chapter 10"), the Proposed Acquisition is regarded as a discloseable transaction, and is subject to the provisions of Rule 1010 of the SGX-ST Listing Manual:-

(a) Net Profit before tax and minority interest test

The unaudited net profit before tax and minority interest attributable to the Proposed Acquisition for year ended 31 December 2003, being RMB 88,203,000 (approximately S$18,093,000) is approximately 60%[1] of the Group's audited net profit before tax and minority interest for the year ended 31 December 2003, being S$30,067,000.

The unaudited net profit before tax and minority interest attributable to the Proposed Acquisition for the 6-month period ended 30 June 2004, being RMB 300,219,000 (approximately S$61,583,000) is approximately 179%[1] of the Group's unaudited net profit before tax and minority interest for the 6-month period ended 30 June 2004, being S$34,380,000.

(b) Market Capitalisation Test

The Purchase Consideration of RMB578,000,000 (approximately S$118,563,000) is approximately 12.7% of the market capitalisation of the Company of approximately S$932,707,000 (based on 1,084,542,487 shares in issue as at 10 September 2004 and the closing price on 10 September 2004 of S$0.86 per share in the Company) [1].

Note:- [1] Based on the exchange rate of S$1.00 = RMB4.87504 as quoted by Bloomberg on 10 September 2004.

7. INTERESTED PERSON TRANSACTIONS IN THE CURRENT FINANCIAL YEAR

With respect to the Company, no interested party transactions (of S$100,000 and above) were entered into with Cosco Group, Cosco Guangzhou, Cosco Shanghai and/or Cosco Tianjin in the current financial year of up to June 2004.

With respect to the Company, the aggregate value of all interested party transactions (of S$100,000 and above) with all other third parties in the current financial year of up to June 2004 is as set out as follows:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$'000	S$'000
		1H 2004
Between Company's subsidiaries and:		
Cosco Container Lines	-	6,789
Cosco Bulk Carrier Co.	-	208
Cosco Chartering and Shipbroking (UK) Ltd	-	4,492
Guangzhou Ocean Crew Co.	-	882
Qingdao Ocean Crew Co.	-	662
Shanghai Ocean Crew Co.	-	1,102
Chimbusco (S) Pte Ltd	-	113
	-	**14,248**

Between Associated companies of the Group and:		
Cosco Shipyard Group Co., Ltd	-	1,264
Cosco Nantong Steel Co., Ltd	-	472
Cosco Bulk Carrier Co.	-	812
Cosco Dalian	-	881
Cosco Hongkong	-	331
Cosco Container Lines	-	866
	-	**4,626**

8. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS OF THE COMPANY

Mr Wei Jia Fu and Mr Li Jian Hong are directors of both the Company and Cosco Group. In addition, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Zhou Lian Cheng, Mr Gu Qi Chang, Mr Ye Bin Lin, Mr Liu De Tian and Mr Li Jian Xiong are directors nominated by Cosco Group.

Accordingly, Mr Wei Jia Fu, Mr Li Jian Hong, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Zhou Lian Cheng, Mr Gu Qi Chang, Mr Ye Bin Lin, Mr Liu De Tian and Mr Li Jian Xiong will abstain from making any recommendation on the Proposed Acquisition at the general meeting to be convened to consider and approve the Proposed Acquisition.

Cosco Group shall abstain from voting at the general meeting to be convened to consider and approve the Proposed Acquisition.

9. DIRECTORS' SERVICE CONTRACTS

No person was appointed as a director of the Company in connection with the Proposed Acquisition. Accordingly, no service contract was entered into by the Company with any such person.

10. DOCUMENTS FOR INSPECTION

A copy of the Acquisition Agreement and valuation report rendered by China Tongcheng is available for inspection during normal business hours (excluding Saturdays, Sundays and Public Holidays) at the registered office of the Company at 9 Temasek Boulevard #07-00 Suntec Tower 2 Singapore 038989 for a period of three months commencing from the date of this announcement.

BY ORDER OF THE BOARD

15/9/04

Mr Ji Hai Sheng
President
15/09/04